Exhibit 99.1
Wix Announces Completion of $225 Million Share Repurchase Program
NEW YORK, May 28, 2024 -- Wix.com Ltd. (Nasdaq: WIX), today announced that it has completed $225 million in share repurchases, which were part of the authorization by its Board of Directors approved in August 2023.
The Company repurchased 1,676,623 outstanding Wix ordinary shares, representing approximately 3% of total shares outstanding, at an approximate volume-weighted average price per share of $134.20.

About Wix.com Ltd.
Wix is the leading SaaS website builder platform globally to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
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